Mail Stop 3561

June 12, 2009

Mr. Michael James Gobuty
Chief Financial Officer
73200 El Paseo, Suite 2H
Palm Desert, California 92260

> **Re: Planktos Corp.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-28429**

Dear Mr. Gobuty:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Statements of Stockholders' Equity, page F-5

1. We note that your audit opinion, statements of operations, and statements of cash flow indicate that the inception date of the company is February 11, 2005.

However, your statements of stockholders equity present information from as early as 1998 and include activity from that date through December 31, 2008. In future filings, please remove the activity from the statement of stockholder's equity for the periods prior to inception (February 11, 2005). Also, please explain to us, and include in future filings, the nature of the transaction that occurred during August 2007 that resulted in the recapitalization of the company and how you accounted for the transaction.

Notes to the Financial Statements

2. We note from your disclosure on page 4 that on November 12, 2008, Solar sold its entire interest in the Company to Maidon Services Limited. In light of the fact that Maidon now owns 54% of the voting interest in the company, please revise future filings to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Item 9A. Controls and Procedures, page 19

3. We note that based on the identification of several material weaknesses, you concluded that your internal controls over financial reporting were not effective as of December 31, 2008. In light of this conclusion on your internal controls over financial reporting, please tell us how you concluded that disclosure controls and procedures were effective as of December 31, 2008. Based on the nature of the material weaknesses identified, we would expect that you would also conclude that disclosure controls and procedures were not effective as of December 31, 2008. Also, in light of the fact that you disclosed that there were no changes to internal controls in the quarter ended March 31, 2009, please explain how you concluded disclosure controls and procedures were also effective in that period. If you have remediated any of the material weaknesses subsequent to December 31, 2008, please include a discussion of the remediation in your response and in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
Ruairidh Campbell
(801) 582-9629